10027812

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 66163

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AOS, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S Wacker Drive, Ste 650
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jere T. Wickert (312) 253-0382
(Area Code - Telephone No.)

SEC Mail Processing Section

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEB 26 2010

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

Washington, DC
110

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jere T. Wickert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AOS, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

MARGARET KOSCHIK
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
April 28, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kehlenbrink
Lawrence &
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
AOS, Inc.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of AOS, Inc, as of December 31, 2009 and 2008, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of AOS, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 10 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange act of 1934 and the rules of the National Futures Association. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

February 19, 2010

AOS, Inc.

Statement of Financial Condition

Assets	December 31, 2009	December 31, 2008
Cash and cash equivalents	$ 145,124	$ 201,392
Cash deposits with clearing organizations	360,000	425,000
Commissions receivable	338,803	484,061
Income taxes receivable	5,960	158,975
Note receivable	-	23,544
Other receivables	15,074	14,086
Deferred tax assets	280,695	13,174
Furniture and equipment, net	8,534	10,040
Intangibles, net	809,481	809,481
Total Assets	$ 1,963,671	$ 2,139,753

Liabilities and Shareholder's Equity		
Liabilities		
Accounts payable	$ 255,920	$ 318,459
Commissions payable	213,395	386,421
Accrued rent	54,965	-
Deferred taxes	-	115,389
Total liabilities	524,280	820,269
Shareholder's Equity		
Common stock, $0.01 par value per share, 100,000 shares authorized, 2,000 shares issued and outstanding	20	20
Additional paid-in-capital	2,043,214	1,279,394
Retained earnings	(603,843)	40,070
Total shareholder's equity	1,439,391	1,319,484
Total Liabilities and Shareholder's Equity	$ 1,963,671	$ 2,139,753

The accompanying notes are an integral part of the financial statements.

AOS, Inc.

Statement of Income

	For the Years Ended	
	December 31, 2009	December 31, 2008
Revenues		
Commissions	$ 4,080,302	$ 5,649,284
Other operating revenues	208,374	174,343
Interest	17,692	173,045
Total revenues	4,306,368	5,996,672
Operating Expenses		
Employee compensation and benefits	2,111,229	2,584,772
Commissions and floor brokerage	1,814,680	1,956,746
Trading losses - errors	162,663	481,601
Communications	348,075	250,507
Occupancy and equipment rental	180,672	161,602
Promotional costs	177,674	296,269
Interest expenses	472	-
Other operating expenses	537,726	583,706
Total operating expenses	5,333,191	6,315,203
Net Loss Before Income Taxes	(1,026,823)	(318,531)
Provision for income tax (benefit)	(382,910)	(51,047)
Net Loss	$ (643,913)	$ (267,484)

The accompanying notes are an integral part of the financial statements.

AOS, Inc.

Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2009

	Common Stock	Additional Paid-In-Capital	Retained Earnings
Balance, January 1, 2008	$ 10	$ 164,404	$ 307,554
Issuance of additional shares	10	759,990	
Additional contributions to capital		355,000	
Net loss			(267,484)
Balance, December 31, 2008	20	1,279,394	40,070
Additional contributions to capital		763,820	
Net loss			(643,913)
Balance, December 31, 2009	$ 20	$ 2,043,214	$ (603,843)

The accompanying notes are an integral part of the financial statements.

AOS, Inc.

Statement of Cash Flows

	For the Years Ended December 31, 2009	For the Years Ended December 31, 2008
Operating Activities		
Net income	$ (643,913)	$ (267,484)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	1,506	502
Deferred income taxes	(382,910)	86,688
Accrued rent	54,965	-
Changes in operating assets and liabilities		
Deposit with clearing organization	65,000	(125,000)
Receivables	144,270	61,221
Other current assets	23,544	15,667
Accounts payable	(62,539)	(166,417)
Commissions payable	(173,026)	(17,922)
Prepaid/accrued income taxes	153,015	(137,465)
Net Cash Used in Operating Activities	(820,088)	(550,210)
Investing Activities		
Purchase of fixed assets and intangibles	-	(20,023)
Net Cash Used in Investing Activities	-	(20,023)
Financing Activities		
Additional paid-in capital	763,820	355,000
Net Cash Provided by Financing Activities	763,820	355,000
Decrease in Cash and Cash Equivalents	(56,268)	(215,233)
Cash and Cash Equivalents at Beginning of Year	201,392	416,625
Cash and Cash Equivalents at End of Year	$ 145,124	$ 201,392

The accompanying notes are an integral part of the financial statements.

AOS, Inc.

Notes To Financial Statements
December 31, 2009

Note 1 – Significant Accounting Policies

Description of Business

AOS, Inc. is registered as a broker-dealer with the Securities and Exchange Commission. As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities serving a diverse group of customers. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationships with Terra Nova Trading, LLC, Penson Financial Services, Inc., and LEK Securities Corporation. The Company is also registered as an Independent Introducing Broker with the Commodity Futures Trading Commission and is a member of the National Futures Association.

Estimates and Assumptions

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Accounting Method

The accounts of the Company are maintained on the accrual basis of accounting. Income earned from customer security transactions are recorded on a trade date basis. If payments are not received or the transaction has not settled on customer transactions, accounts receivable is recorded to recognize that income. The Company uses the direct method for recording bad debts.

Advertising Costs

All advertising costs are expensed as incurred. Advertising costs incurred were $75,034 and $98,029 for 2009 and 2008, respectively.

Statement of Cash Flows

Cash equivalents include demand deposits and money market accounts. Cash deposits with clearing organizations are not included as a cash equivalent item. The Company paid $-0- and $159 in income taxes in 2009 and 2008, respectively. The Company paid $472 and $-0- in interest costs in 2009 and 2008, respectively. The Company had the following non-cash financing transaction. In 2008, the Company issued 1,000 shares of common stock to a new shareholder in exchange for the development of security trading software. Management has calculated an estimated value of the developed software to be $760,000.

Furniture and Equipment

Furniture and equipment are recorded at their original cost. Depreciation of $1,506 and $502 for the years ended December 31, 2009 and 2008, respectively, has been computed using straight line rates of depreciation.

Intangibles

Included in intangibles are computer software developed internally by the Company and a patent that is pending final approval. The intangibles were not in service as of December 31, 2009, so amortization has not been calculated.

AOS, Inc.

Notes To Financial Statements
December 31, 2009

Note 1 – Significant Accounting Policies (Continued)

Subsequent Events
Management has evaluated potential subsequent events through February 26, 2010, the date the audited financial statements were issued.

Note 2 – Furniture and Equipment

The following is a summary of furniture and equipment less accumulated depreciation:

	December 31, 2009	December 31, 2008
Office furniture	$ 20,272	$ 20,272
Less: Accumulated depreciation	(11,738)	(10,232)
Total	$ 8,534	$ 10,040

Note 3 - Intangibles

The following is a summary of intangibles:

	December 31, 2009	December 31, 2008
Computer software	$ 800,000	$ 800,000
Patent	9,481	9,481
Total	$ 809,481	$ 809,481

Note 4 – Commitments

The Company is committed under an operating lease for the rental of office space. Annual payments under this agreement are shown below for the years ended December 31:

2010	$ 154,875
2011	196,175
2012	209,597
2013	213,728
2014	199,617

Rental expenses for 2009 and 2008 were $171,426 and $121,098 respectively.

Note 5 - Income Taxes

The Company's deferred tax assets and liabilities result from timing differences related to the expensing of software development costs, the book versus tax methods of depreciation, and net operating loss carryforwards. The Company's effective income tax rate is different than what would be expected if the federal statutory rates were applied to income from continuing operations primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes and the graduated federal tax brackets.

The Company has available at December 31, 2009, $1,404,186 of unused federal operating loss carryforwards and $1,910,855 of unused Illinois operating loss carryforwards that may be applied against future taxable income. The federal loss carryforwards expire in 2028 and 2029, and the Illinois loss carryforwards expire in 2020 and 2021.

The components of income tax expense were as follows:

	2009	2008
Current state	$ -	$ -
Current federal	-	(137,735)
Deferred state - carryforwards	(67,515)	(71,977)
Deferred federal - carryforwards	(291,501)	(138,495)
Deferred state - other	(4,493)	55,883
Deferred federal - other	(19,401)	241,277
	$ (382,910)	$ (51,047)

Note 6 - Concentrations of Credit Risk

Even though the Company is a fully-disclosed broker-dealer, it could become contingently liable for any unsecured debit balances in any of its customer accounts. These customer activities may expose the Company to off-balance-sheet risk in the event the customer is not able to fulfill its contractual obligation. The Company seeks to control its risk by monitoring margin collateral levels on a daily basis, by requiring additional collateral if necessary, and by forcing a liquidation of a customer account when necessary.

Commissions receivable as of December 31, 2009 and 2008 were unsecured and totaled $338,803 and $484,061 respectively. The Company does not require collateral on these receivables.

The Company maintains a cash balance in a bank. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company as of December 31, 2009 had no amounts in excess of that limit.

AOS, Inc.

Notes To Financial Statements
December 31, 2009

Note 7 – Related Party Transaction

In March 2008 the Company issued 1,000 shares of common stock to a new shareholder, Sunliz Holdings, WLL (Sunliz). In exchange for the common stock, Sunliz is required to develop software that will be used as a new trading platform for the Company. Sunliz has contracted with Enterprise Logic to develop the software. Enterprise Logic is owned by the son of the owners of Sunliz. Management has estimated the value of this transaction to be $760,000. As of December 31, 2008, the Company owed Sunliz $40,050. In 2009, AOS paid the amount due in full.

Note 8 – Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2009, the Company had net capital of $319,191, which was $69,191 in excess of its required net capital of $250,000. The percentage of aggregate indebtedness to net capital was 164.3%.

Note 9 - Control Requirements

There are no amounts, as of December 31, 2009, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 10 – Reconciliation Pursuant to Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were a few reconciling items between the December 31, 2009 unaudited Focus report and this report. The net effect is no change in net capital.

Net capital as reported on the unaudited Focus report of December 31, 2009	$ 319,192
Increase in shareholder's equity due to post-Focus audit adjustments	357,860
Decrease in allowable credits	(115,389)
Increase in non-allowable assets	(242,472)
Net Capital as Audited	$ 319,191

AOS, Inc.

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2009

Net Capital	
Shareholders' equity	$ 1,439,391
Add: Allowable credits	-
Less: Nonallowable assets	1,120,200
Net capital before haircuts on security position	319,191
Haircuts on securities	-
Net capital	$ 319,191
Aggregate Indebtedness	$ 524,280
Net capital required based on aggregate indebtedness	$ 34,952
Computation of Basic Net Capital Requirement	
Minimum net capital required (Based on minimum dollar requirement)	$ 250,000
Excess Net Capital	$ 69,191
Excess Net Capital at 1000% (Net capital less 10% of aggregate indebtedness)	$ 266,763
Percentage of Aggregate Indebtedness to Net Capital	164.3%

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

Board of Directors
AOS, Inc.

In planning and performing our audit of the financial statements of AOS, Inc., as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify a material weakness related to the control over the selection and application of accounting principles in conformity with GAAP. This weakness does not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
February 19, 2010

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
AOS, Inc.
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by AOS, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating AOS, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). AOS, Inc.'s management is responsible for the AOS, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, checks #1403 and #2019, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, from the year-to-date general ledger, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, including the year-to-date general ledger and the income statement for the period of April 1 to December 31, 2009, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, including the year-to-date general ledger and the income statement for the period of April 1 to December 31, 2009 supporting the adjustments noting no differences; and

5. Since there was not an overpayment from the prior year, we did not compare the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
February 19, 2010

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066163 FINRA DEC
AOS INC 8*8
311 S WACKER DR STE 650
CHICAGO IL 60606-6728

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ZORICA SEKANIC 312-253-0416

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 5,495

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1,684)

11/25/2009
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 3,810

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,810

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,810

H. Overpayment carried forward $(____________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AOS, INC
(Name of Corporation, Partnership or other organization)

Zorica Sekanic
(Authorized Signature)

Dated the 22 day of FEBRUARY, 20 10.

FINOP/CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,243,806
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	311,631
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	635,445
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	59,586
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	33,799
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 472	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 5,511	
Enter the greater of line (i) or (ii)	5,511
Total deductions	1,045,972
2d. SIPC Net Operating Revenues	$ 2,197,834
2e. General Assessment @ .0025	$ 5,495

(to page 1 but not less than $150 minimum)

AOS, Inc.

Year Ended December 31, 2009

Financial Report